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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65284

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**

                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Integral Financial LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1072 South De Anza Blvd

(No. and Street)

San Jose   **CA**   **95129**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Enid Choi   **408-996-1118**   **enid@infi.biz**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W.

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., Suite 404	**Tarzana**	**CA**	**91356**
(Address)	(City)	(State)	(Zip Code)
09/15/2005		**2370**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Enid Choi_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Integral Financial LLC_____, as of __February 4th_____, 2 _022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Shane Hunton (Notary Public)

Signature: _____

Title: _____
President

See attached for Notary ✗.
Notary Public my exp. 01/21/2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

State of California

County of Santa Clara

On *February 4th 2022*, before me, Shane Hunton Notary Public,

Personally appeared, *Enid Choi,*

Who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument, the person(s), or entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State OF California that the foregoing paragraph is true and correct.

Witness my hand and official seal.

SHANE HUNTON
COMM. #2319496
Notary Public - California
Santa Clara County
My Comm. Expires Jan. 21, 2024

Shane Hunton, Notary Public

Title or Type of Document
Annual Reports Form X-17A-5 Part III

Number of pages *2 pgs.*

Integral Financial, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2021

Contents

Integral Financial, LLC

Independent Auditor's Opinion

For the Year-ended December 31, 2021

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of Integral Financial, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Integral Financial, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Integral Financial, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Integral Financial, LLC management. My responsibility is to express an opinion on Integral Financial, LLC financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Integral Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Integral Financial, LLC's financial statements. The Supplemental Information is the responsibility of the Integral Financial, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Integral Financial, LLC auditor since 2020.

Tarzana, California

February 4, 2022

Integral Financial, LLC

Financial Statements

For the Year-ended December 31, 2021

Integral Financial, LLC
Statement of Financial Condition
As of December 31, 2021

Assets

Cash and Cash Equivalents	$ 522,119
Deposit with Clearing Organization	$ 57,144
The Investments, at fair value	
Due from Broker	$ 230,621
Investments in securities, at fair value (cost $127,559)	$ 118,980
Account Receivable	$ 284,550
Automobile, Equipment, Furniture & Fixture, net	$ 172,159
Prepaid Expenses	$ 103,079
Rent Security Deposit	$ 7,600
Total Assets	**$1,496,252**

Liabilities and Members' Equity

Accounts Payable	$ 5,794
Total Liabilities	$ 5,794
Members' Equity	$1,490,458
Total Liabilities and Members' Equity	**$1,496,252**

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Income and Comprehensive Income
For the Year-Ended December 31, 2021

Revenues	
Commission Income	$3,742,996
Interest Income	$ 20,791
Other Income	$ 228,482
Total Revenues	$3,992,269
Expenses	
Employee Compensation & Benefits	$1,501,695
Occupancy & Equipment Expenses	$ 177,336
Other Operating Expenses	$ 17,851
Professional Service Fees	$ 177,791
Regulatory Fees	$ 24,202
Technology / Communications Costs	$ 30,562
Travel & Meal Expenses	$ 77,631
Total Expenses	$2,007,068
Income Before Tax Provision	$1,985,201
State Income Tax Provision	($ 134,373)
Net Income	$1,850,828
Other Comprehensive Income	
Unrealized Loss on Investments (Available for sale)	($ 5,199)
Total Comprehensive Income	$1,845,629

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Cash Flows
For the Year-Ended December 31, 2021

Net Income	$1,850,828
PPP Forgiveness	(191,613)
Depreciation Expenses	23,582
Gain – Disposition of Assets	(8,493)
Unrealized Loss on Investments	5,198
Cash flow from Operating Activities:	
Accounts Receivable	(24,778)
Accounts Payable	4,853
Prepaid Expenses	(90,695)
Net Cash provided by Operating Activities	$1,568,882
Cash flow from Investing Activities:	
Purchases of Fixed Assets	($ 141,669)
Sales of Fixed Assets	10,000
Sales of Investments	276,037
Net Cash used in Investing Activities	$ 144,368
Cash flow from Financing Activities:	
Members' Distribution	($1,400,000)
Net Cash used in Financing Activities	($1,400,000)

Net increase in cash	$ 313,250
Cash at the beginning of year	$ 208,869
Cash at the end of year	$ 522,119

Supplemental Disclosures of Cash Flow Information:

Interest Paid During the Fiscal Year	$ 0
Income Taxes Paid during the Fiscal Year	$143,108

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Changes in Members' Equity
For the Year-Ended December 31, 2021

	Capital Stock	Members' Account	Retained Earnings	Total
Balance, December 31, 2020	$100,000	$141,575	$ 803,254	$1,044,829
Comprehensive Income	-	-	1,845,629	1,845,629
Contribution	-	-	-	-
Distribution	-	-	(1,400,000)	(1,400,000)
Balance, December 31, 2021	$100,000	$141,575	$1,248,883	$1,490,458

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles followed by Integral Financial, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Integral Financial, LLC (the "Company") was organized in the State of the California on February 8, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is headquartered in San Jose, California, and has office in Fremont, California.

The Company is authorized to sell corporate equity securities over the counter, corporate debt securities, mutual funds, municipal securities, and variable life insurance or annuities, Consulting Income is earned by assisting brokers study and prepare for FINRA examinations. The Company has approximately 2,500 clients with majority in Northern California.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Income Taxes

The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Under such an election, the Company's federal taxable income is reported by the individual shareholders. The Corporation reports its state taxable income to the State of California and pays a franchise tax on that income. The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2021, the Company's federal and state tax returns generally remain open for the last three years. Income tax expenses for year ended December 31, 2021 is $143,108 which includes $120,000 of state income tax under California AB 150.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

The Company has revenue concentrations; the firm specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities. The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, which opines on how to report for comprehensive income, establishes requirements for the disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments amongst other items. During the year ended December 31, 2021, the Company had an unrealized loss on an investments available for sale of $5,199. This is noted on the Statement of Income and Comprehensive Income as an unrealized loss and is part of the investments available for sale on the balance sheet.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $1,160,890 which was $1,155,890 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness ($5,794) to net capital was 0.50%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2021, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE D – RENT

Rent expense for the year ended December 31, 2021 was $72,657 and is included in the occupancy and equipment expenses in the accompanying Statement of Income and Comprehensive Income. The company adopted ASC Topic 842 standard on leases on January 1, 2020. The Company is not subject to this requirement. The Company leases office spaces under month-to-month lease.

NOTE E – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment is depreciated over its estimated useful life of three (3) to five (5) years by straight-line method. Purchases over $3,500 are capitalized.

<u>Estimated Useful Life</u>

Automobile	5 years	$207,218
Furniture and Equipment	3 – 7 years	32,046
		$239,264
Less – Accumulated Depreciation		(67,105)
Total		$172,159

Depreciation expense was $23,582 for the year December 31, 2021 and is included in the occupancy & equipment expenses in the accompanying Statement of Comprehensive Income.

NOTE F - SUBSEQUENT EVENT

The management has reviewed the results of operations for the period of time from its year end December 31, 2021 through February 4, 2022 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred.

NOTE G – FAIR VALUE MEASUREMENTS

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities on the New York Stock Exchange as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements to significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs quoted other than quoted prices within Level 1 that are observable For the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exits limited or no observable market data where there exits limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors.

Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Investments in equity securities

Investments in equity securities that are classified as available for sale are recorded at fair value on a recurring basis. When quoted market values are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that re based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Based on the review performed, management believes that the valuations used in its financial statements are reasonable are appropriately classified in the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Marketable Securities	$118,980			$118,980
Other	$ 0			$ 0
Totals	$118,980	$0	$0	$118,980

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. There was a minimal dividend income in relation to this position. The carrying amounts reflected on the balance sheet are the cash cost prices paid for the asset. The fair value of the securities noted have been measured on a recurring basis using Level 1 inputs, which were based on unadjusted quoted market prices traded on the New York Stock Exchange. There have been no changes in valuation techniques.

NOTE H- RETIREMENT

The Company has sponsored a 401k retirement plan with a Company matching provision covering all of its employees. The total retirement expense for year 2021 was $110,632.

Integral Financial, LLC

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ended December 31, 2021

Integral Financial, LLC
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2021

Computation of Net Capital

Members' Equity		$1,490,458
Non-Allowable Assets:		
Other Assets	($322,429)	
Total Non-Allowable Assets		($ 322,429)
Haircuts on Securities Positions:		
Securities Haircuts	($ 7,139)	($ 7,139)
Net Allowable Capital		$1,160,890

Computation of Net Capital Requirement

Minimum Net Capital Required as a	$ 386	
Percentage of Aggregate indebtedness		
Minimum Dollar Net Capital Requirement of	$5,000	
Reporting Broker-Dealer		$ 5,000
Excess Net Capital		$1,155,890

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 5,794
Percentage of Aggregate Indebtedness to Net Capital	0.50%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2021	$1,186,644
Adjustments:	
Increase/(Decrease) in Equity	-
(Increase)/Decrease in Non-Allowable Assets	($ 39,591)
(Increase)/Decrease in Securities Haircuts	13,837
Net Capital per Audit	$1,160,890
Reconciled Difference	($ 25,754)

The difference between the audit and FOCUS file at December 31, 2021 is an increase in non-allowable assets and a reduction on the haircut computation.

Integral Financial, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

The Company is exempt from the Reserve Requirement of computation
According to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2021

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control
requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

For the Year-Ended December 31, 2021

Independent Public Accountants Review Report on Integral Financial, LLC's Exemption

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Integral Financial, LLC
San Jose, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1 Integral Financial, LLC , identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integral Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Integral Financial, LLC , stated that Integral Financial, LLC , met the identified exemption provisions throughout the most recent fiscal year without exception Integral Financial, LLC 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Integral Financial, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 4, 2022

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)



Integ

致富證券

February 4, 2022

Brian W. Anson
Certified Public Accountant

18455 Burbank Blvd., Suite 404,
Tarzana, CA 91356

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Integral Financial, LLC,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;

2. We have met the identified exemption from January 1, 2021 through December 31, 2021, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

02/04/2022

Enid Choi

Date

Integral Financial, LLC

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.
Board of Members
Integral Financial, LLC
San Jose, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2021, which were agreed to by Integral Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Integral Financial, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Integral Financial, LLC management is responsible for the Integral Financial, LLC 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2021, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms' records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 4, 2022